

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2015

Via E-mail
Steve Sanghi
President and Chief Executive Officer
Microchip Technology Incorporated
2355 West Chandler Boulevard
Chandler, Arizona 85224

Re: Microchip Technology Incorporated
Registration Statement on Form S-4
Filed May 27, 2015
File No. 333-204463

Dear Mr. Sanghi:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please resolve all outstanding comments on your Form 10-K for the fiscal year ended March 31, 2015 prior to requesting effectiveness of the registration statement.

2.   Please revise to include the pro forma financial information required by Item 5 of Form S-4 and Article 11 of Regulation S-X.

Prospectus Cover

3.   Please provide prominent disclosure on the cover page to indicate that: (1) Micrel shareholders will not know at the time of the vote the number of shares or the amount of cash that they will receive in the merger; and (2) Micrel shareholders who elect to receive cash consideration may instead receive a portion of the merger consideration in stock, as

disclosed on page iv. Also, disclose the time period between the vote and closing of the merger.

4.   The timing associated with the deadlines for voting and submission of the election form is not clear. It appears that Micrel shareholders may have the opportunity to make an election subsequent to a vote on the merger. If the deadlines are not the same, please advise us what consideration the parties gave to the applicability of the tender offer rules to the cash election component of the merger consideration.

Questions and Answers, page iv

5.   We note the disclosure in the second paragraph on page v that the minimum stock percentage will be increased if necessary to enable tax opinions on the transaction to be rendered. Please expand this section to include Questions and Answers that shareholders may have regarding the increase. For example, what events could result in the necessity to increase the percentage? How would you alert shareholders of the increase? When would you alert shareholders of the increase?

6.   Please expand the disclosure in the Risk Factors section to highlight the risks related to the possible increase in the minimum stock percentage. Also, expand the disclosure in the appropriate section, such as The Merger Agreement section, to describe the possible increase.

How do I make an election? page vii

7.   Please provide us with copies of the election form and letter of transmittal mentioned on page vii and the proxy card mentioned on page viii.

The Voting Agreements, page 5

8.   We note the disclosure in this section that each of your directors and certain of your executive officers entered into a voting agreement in favor of adoption of the merger agreement. Please disclose what form of consideration your directors and officers are expected to elect in the merger.

Exhibits 8.1 and 8.2

9.   We note the disclosure on page 79 that you and Micrel will receive an opinion of tax counsel each dated as of the effective date of the proxy statement/prospectus and your reference in the exhibit index to the form of tax opinion to be filed by amendment. Please file the exhibits required by Regulation S-K Item 601(b)(8) prior to effectiveness of the registration statement.

<u>Exhibit 10.1</u>

10.   We note the disclosure on page 25 that the form of voting agreement is attached as Annex B and your reference in the exhibit index to the form of voting agreement. Please file the voting agreement as an exhibit prior to effectiveness of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Dan Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Robert T. Ishii, Esq.